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                                            Filed pursuant to Rules 424(b)(3)
                                            and 424(c) of Regulation C

                                            Registration No. 333-50701






                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                    REOFFER PROSPECTUS DATED APRIL 22, 1998



        This Supplement to Reoffer Prospectus covers the resale by Harry G. Gooding, III (the "Selling Shareholder"), Executive Vice President and Chief Financial Officer of VIB Corp (the "Company"), of 7,252 shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder in connection with the VIB Corp 1997 Stock Option Plan.

        The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System National Market under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on May 18, 1998 and was $17.75 per share. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder.



                              PLAN OF DISTRIBUTION

        The Company has been notified that 7,252 shares of the Common Stock will be sold through Sutro & Co. Incorporated, a licensed broker. The 7,252 shares of Common Stock will be sold on the Nasdaq National Market System at market on or about May 22, 1998. Other than as disclosed herein, there are no other material terms concerning the proposed sale.










                  The date of this Supplement is May 19, 1998.